Exhibit 99.1

March 12, 2014

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Announcement of Annual Financial Results for Atrium European Real Estate Limited

Below please find an announcement from Atrium European Real Estate Limited (a company in which Gazit-Globe Ltd. holds approximately 39.8% ownership), whose shares are publicly-traded on the Vienna Stock Exchange in Austria and on the Euronext Stock Exchange in Amsterdam, Holland (dual listed) regarding its annual financial results for 2013, as published on March 12, 2014.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

Atrium European Real Estate Limited

(“Atrium”)

FULL YEAR 2013 RESULTS REFLECT STRONG FINANCIAL AND OPERATIONAL

PERFORMANCE AND SUCCESSFUL DELIVERY OF OUR GROWTH STRATEGY

Ad hoc announcement - Jersey, 12 March 2014. Atrium European Real Estate Limited (VSE/ Euronext: ATRS), a leading owner, operator and developer of retail real estate and shopping centres in Central and Eastern Europe, announces its results for the year ended 31 December 2013.

Financial Highlights:

•	Gross rental income (“GRI”) increased by 5.2% to €203.5m (2012: €193.5m), with an increase in EPRA like-for-like GRI of 3.3% to €196.8m (2012: €190.6m) Net rental income (“NRI”) increased by 5.3% to €190.8m (2012: €181.3m), with an increase in EPRA like-for-like NRI of 3.7% to €185.3m (2012: €178.7m)

•	Both our operating margin for the financial year 2013 and our EPRA occupancy at 31 December 2013 remained solid at 93.8% (2012: 93.7%) and 98.1% (31.12.2012: 98.0%) respectively

•	EBITDA, excluding revaluation, disposals and impairments, increased by 9.9% to €160.4m (2012: €146.0m)

•	Profit before taxation was €90.6m, compared to €116.1m in 2012, with the change primarily due to €16.3m higher devaluation result, €13.7m lower result on foreign exchange differences and higher interest expenses of €8.5m, offset by €9.6m growth in NRI and €3.8m lower administrative expenses

•	Company adjusted EPRA earnings per share increased by 3.4% to 33.5 €cents (2012: 32.4 €cents)

•	EPRA net asset value (“NAV”) per share remained stable at €6.43 as at 31 December 2013

•	The value of the Group’s income producing portfolio increased by 7.8% to €2.4 billion, compared to €2.2 billion as at 31 December 2012. The increase primarily comprised the acquisition of Galeria Dominikańska shopping centre in Wroclaw, Poland

•	Cash position of €305.6m with borrowings of €803.6m as at 31 December 2013 representing a gross LTV of 27.3% and a net LTV of 16.9% (31.12.2012: 19.7% and 12.1% respectively)

•	A total of €0.21 dividend per share was paid in 2013

•	For 2014, the Board has approved a 14% increase in the dividend to at least €0.24 per share. The first payment of €0.06 per share will be paid as a capital repayment on 31 March 2014 to shareholders on the register on 24 March 2014, with an ex-dividend date of 20 March 2014.

Operational Highlights:

•	Completion of the €151.7 million acquisition of Galeria Dominikańska, a prime shopping centre, centrally located in the dominant shopping area of Wroclaw, the fourth largest city in Poland

•	€350 million successfully raised in April through the placing of a 3.7 times over-subscribed unsecured seven year Eurobond bearing a 4.0% fixed coupon

•	The Board authorised the repurchase of any and all of the outstanding bonds which were issued in 2005 and are due in 2015 (ISIN: AT0000492996, AT0000496641). Purchases are to be made opportunistically as market conditions or circumstances permit and on terms that Atrium determines to be financially appropriate

•	Continued progress made at our Lublin Felicity development in Poland, the centre is on target to open in March 2014

•	Construction works have continued on the extension of the Group’s shopping centre in Torun, Poland. The extension will add an additional 17,300 sqm of GLA and a further 640 parking spaces to the centre upon completion in late 2014.

Commenting on the results, Rachel Lavine, CEO of Atrium European Real Estate, said: “2013 was another year of strong performance from Atrium. We grew like-for-like rental income through the successful management of our existing assets, completed a major shopping centre acquisition to expand and enhance our portfolio, made excellent progress on our development projects and further strengthened our financial position with a bond issue. As we enter 2014 we are very well positioned and, as there are some encouraging sentiments in the macroeconomic climate in our core markets, I am confident that we will continue to deliver our growth strategy and generate value for our shareholders.”

This announcement is a summary of, and should be read in conjunction with the full version of the Group’s 2013 full year results, which can be found on the Atrium page of the Vienna Stock Exchange website at http://en.wienerborse.at/ and on the Group’s page of the Euronext Amsterdam website, www.euronext.com or on the Group’s website at www.aere.com.

Further information can be found on Atrium’s website www.aere.com or from:

Analysts:

Ljudmila Popova	lpopova@aere.com

Press & Shareholders:
FTI Consulting Inc	+44 (0)20 7831 3113

Richard Sunderland

Will Henderson

Nick Taylor

atrium@fticonsulting.com

Atrium is established as a closed-end investment company domiciled in Jersey. Atrium is registered with the Dutch Authority for the Financial Markets as a collective investment scheme which may offer participations in The Netherlands pursuant to article 2:66 of the Financial Supervision Act (Wet op het financieel toezicht). All investments are subject to risk. Past performance is no guarantee of future returns. The value of investments may fluctuate. Results achieved in the past are no guarantee of future results.